Exhibit 99.1

FEMSA Forward

Focused Leadership in Retail, Beverages & Digital

Advancing FEMSA Forward:

Revamping capital allocation strategy to drive long-term intrinsic per-share value

Monterrey, Mexico, February 15, 2024 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) is providing additional information regarding its future capital allocation plans. These plans have been approved by the Board of Directors of FEMSA and are an integral part of, and fully consistent with, the FEMSA Forward strategy presented in February of 2023.

Our capital allocation strategy is focused on driving our long-term intrinsic per-share value. We believe we have abundant attractive capital deployment opportunities. Over the next five years we expect to invest capital in core organic growth initiatives in excess of Ps. 237,000 million, with close to Ps. 170,000 million of that deployed in Mexico, where we are one of the largest employers (over 280,000 employees), and taxpayers, expecting to pay over Ps. 100,000 million in aggregate income taxes for the period between fiscal 2023 and 2028. Considering the remarkable speed and success with which the FEMSA Forward-related divestments have been executed, and after accounting for our expected organic and inorganic capital needs, we believe that returning capital to shareholders should be an important part of the overall strategy.

Capital allocation strategy overview and parameters

As we look at the portfolio of investment opportunities available to us, we will privilege organic investments within our proven business models that can generate returns well in excess our cost of capital, and with a relatively low level of risk. We will also favor investments in initiatives and capabilities with attractive risk-reward profiles that create and drive, through market expansion and innovation, future value creation opportunities. In addition, inorganic investments will be focused on meeting the strategic objectives of our core verticals and scrutinized to meet strict financial criteria: value creation and cash flow generation.

Furthermore, subject to business performance and capital deployment opportunities and beyond our ordinary dividend, we will endeavor to return to shareholders an aggregate amount equivalent to approximately six percent of FEMSA’s current public market value over the next two to three years, through a combination of additional dividends and share buybacks. This capital return framework will have the overarching tenet of not maintaining idle capital on the balance sheet, and maximizing per-share value accretion as we strive to reach and maintain a 2x Net Debt/EBITDA ex-KOF1 objective.

1 Net Debt / EBITDA ex-KOF: (Total Financial Debt ex-KOF + Lease Liabilities ex-KOF – Total Cash ex-KOF) / (FEMSA Retail businesses EBITDA + dividends received from Coca-Cola FEMSA).

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	February 15, 2024	Page 1

Return of capital initiatives for 2024

FEMSA expects to use a combination of dividends and a multi-year share buyback program to return capital to its shareholders in 2024 and beyond. To this end, the Board of Directors has approved to submit to the 2024 Annual Shareholders Meeting the following proposals: i) Increase our ordinary dividends by approximately 20% compared to 2023 on an aggregate basis by paying four quarterly installments of Ps. 0.9161 per FEMSAUB unit and Ps. 1.0993 per FEMSAUBD unit (Ps. 10.9931 per ADS); ii) pay an additional dividend in four quarterly installments of Ps. 0.6418 per FEMSAUB unit and Ps. 0.7701 per FEMSAUBD unit (Ps. 7.7010 per ADS), over and above the approved ordinary dividends, to be disbursed on the same dates as the ordinary dividends; and iii) double our maximum share buyback capacity from the currently existing authorization.

Medium-term capital allocation considerations

Consistent with our plans described above, it is our intention to utilize a mix of the share buyback program and additional dividends as needed. We intend to continue to use these mechanisms in the medium term, focused on per-share value accretion and maintaining our stated leverage objective.

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	February 15, 2024	Page 2